CERTIFICATE OF TRUST

OF

BRYCE CAPITAL FUNDS

A Delaware Statutory Trust

THIS Certificate of Trust of Bryce Capital Funds (the “Trust”), dated as of this 26th day of March, 2004 is being duly executed and filed, in order to form a statutory trust, in accordance with the provisions of the Delaware Statutory Trust Act (12 Del. C. Section 3801 et seq.)(the “Act”) and sets forth the following:

FIRST:

The name of the statutory trust formed hereby is “Bryce Capital Funds.”

SECOND:

The Trust will become, prior to the issuance of shares of beneficial interest, a registered investment company under the Investment Company Act of 1940, as amended.  Therefore, in accordance with section 3807(b) of the Act, the Trust has and shall maintain in the State of Delaware a registered office and a registered agent for service of process.

(a)

REGISTERED OFFICE.  The registered office of the Trust in Delaware is Corporation Service Company 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808.

(b)

REGISTERED AGENT.  The registered agent for service of process on the Trust in Delaware is Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, Delaware 19801.

THIRD:

Pursuant to section 3804(a) of the Act, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series of the Trust, established pursuant to the terms of the Declaration of Trust, shall be enforceable against the assets of such series only and not against the assets of the Trust generally.

IN WITNESS WHEREOF, the Trustee named below does hereby execute this Certificate of Trust as of the date first-above written.

/s/ Dennis Lohouse

Dennis Lohouse, Trustee